UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007.

Commission File Number: 333-139791

MASONITE INTERNATIONAL INC.
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL INC.

Date: May 29, 2007
	By:	/s/ FREDERICK ARNOLD
	Name:	Frederick Arnold
	Title:	Executive Vice-President, Finance

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	First Quarter Unaudited Interim Consolidated Financial Statements

99.2	Management’s Discussion & Analysis of Financial Results

99.3	Quantitative and Qualitative Disclosures about Mark Risk

99.4	Other Information